Santander Holdings USA, Inc.
$500,000,000

4.625% Senior Notes due April 19, 2016

Terms and Conditions
Issuer:	Santander Holdings USA, Inc.
Expected Ratings[1]:	Baa1/A/AA- (Stable/Stable/Stable) (Moody’s/S&P/Fitch)
Security Type:	Senior unsecured notes
Trade Date:	April 14, 2011
Settlement Date:	April 19, 2011 (T+3 days)
Maturity:	April 19, 2016
Par Amount:	$500,000,000
Benchmark Treasury:	2.25% due March 31, 2016
Benchmark Treasury Price and Yield:	100-03 3/4; 2.225%
Spread to Benchmark:	+250 bps
Yield:	4.725%
Coupon:	4.625%
Public Offering Price:	99.559%
Underwriters’ Commission:	0.30%
Net Proceeds:	$496,295,000 (before expenses)
Interest Payment Dates:	Interest on the notes is payable on the 19th of each April and October, beginning October 19th, 2011. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day
Day Count:	30 / 360
Redemption:	The notes will not be subject to redemption prior to maturity
Listing:	The notes will not be listed on any national securities exchange or included in any automated quotation system. Currently there is no market for the notes
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	80282KAA4
ISIN:	US80282KAA43
Joint Book-Running Managers:	Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Co-Managers:	Barclays Capital Inc.
Santander Investment Securities Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminarily prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526 or J.P. Morgan Securities LLC at 1-212-834-4533.

[1]	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.